Exhibit 99.7

8582 Argenx VIF Proof 3 • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. MAIL Annual General Meeting of argenx SE to be held May 12, 2020 For Holders as of April 14, 2020 All votes must be received by 5:00 pm, New York Time on May 4, 2020. Copyright © 2020 Mediant Communications Inc. All Rights Reserved  Please Sign Here Please Date Above   Please Sign Here Please Date Above Please separate carefully at the perforation and return just this portion in the envelope provided. Authorized Signatures - This section must be completed for your instructions to be executed. EVENT # CLIENT # PROXY TABULATOR FOR ARGENX SE P.O. BOX 8016 CARY, NC 27512-9903 Directors Recommend AGENDA For Against Abstain 1. Opening 2. Report on the 2019 financial year (discussion item) 3. Adoption of the new remuneration policy (voting item) 4. Advisory vote to approve the 2019 remuneration report (advisory non-binding voting item) 5. Discussion and adoption of the 2019 universal registration document also serving as our annual report and annual accounts: a. Discussion of the 2019 universal registration document also serving as our annual report (discussion item) b. Adoption of the 2019 annual accounts (voting item) c. Corporate governance statement (discussion item) d. Allocation of losses of the Company in the financial year 2019 to the retained earnings of the Company (voting item) e. Proposal to release the members of the board of directors from liability for their respective duties carried out in the financial year 2019 (voting item) 6. Re-appointment of Pamela Klein as non-executive director to the board of directors of the Company (voting item) 7. Authorization of the board of directors to grant rights to subscribe for shares in the capital of the Company up to a maximum of 4% of the outstanding capital at the date of the general meeting, pursuant to, and within the limits of, the argenx option plan, for a period of 18 months from the annual general meeting and to limit or exclude statutory pre-emptive rights, if any (voting item) 8. Authorization of the board of directors to issue shares and grant rights to subscribe for shares in the share capital of the Company up to a maximum of 10% of the outstanding capital at the date of the general meeting, for a period of 18 months from the annual general meeting and to limit or exclude statutory pre-emptive rights, if any (voting item) 9. Authorization of the board of directors to issue additional shares in the share capital of the company up to a maximum of 10% of the outstanding share capital at the date of the general meeting (in addition to the authorizations under 7 and 8), for a period starting on the date of this general meeting and ending on 31 December 2020, for the purpose of a possible public offering of such shares and to limit or exclude statutory pre-emptive rights, if any (voting item) 10. Appointment of Deloitte Accountants B.V. as statutory auditor for the 2020 financial year (voting item) 11. Any other business, announcements or questions 12. End of the annual general meeting Annual General Meeting of argenx SE Date: May 12, 2020 See Voting Instruction On Reverse Side. Please make your marks like this: x Use pen only

8582 Argenx VIF Proof 3 argenx SE Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 p.m. (New York Time) on May 4, 2020) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Receipt of argenx SE registered in the name of the undersigned on the books of the Depositary as of the close of business on April 14, 2020 at the Annual General Meeting of the members of argenx SE to be held on May 12, 2020 in respect of the resolutions specified on the reverse. NOTE: 1. The Depositary shall not vote or attempt to exercise the right to vote that attaches to such Shares or other Deposited Securities other than in accordance with such instructions or deemed instructions. (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR ARGENX SE P.O. Box 8016 CARY, NC 27512-9903